Aflac Incorporated 1st Quarter 2017 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2017	2016
Fixed charges:
Interest expense(1)	$61,691	$65,158
Interest on investment-type contracts	18,304	16,132
Rental expense deemed interest	122	135
Total fixed charges	$80,117	$81,425
Earnings before income tax(1)	$898,471	$1,117,154
Add back:
Total fixed charges	80,117	81,425
Total earnings before income tax and fixed charges	$978,588	$1,198,579
Ratio of earnings to fixed charges	12.2x	14.7x
(1)Excludes interest expense on income tax liabilities